Exhibit 21.1

Subsidiary	Place of Incorporation
GAN (UK) Limited	England and Wales
GameAccount Alderney Limited	Alderney
GAN Nevada, Inc.	United States
GAN Software Services BG Ltd	Bulgaria
Lockbox Games Limited	England and Wales
GAN Digital Ltd	Israel
GAN Services Ltd	England and Wales
Vincent Group p.l.c.	Malta
StayCool OÜ	Estonia
Polar Limited	Malta
DoubleSpin Ltd	Guernsey
VG Estonia OÜ	Estonia
Checkbox Limited	Malta
SureWin Limited	Malta
OutPay Limited	Malta